SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2020

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-235935) filed by the registrant under the Securities Act of 1933, as amended, and into each prospectus outstanding thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.
Date: April 9, 2020

	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial & Corporate Development Officer Shaw Communications Inc.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended February 29, 2020

April 9, 2020

Advisories

The following Management’s Discussion and Analysis (“MD&A”) of Shaw Communications Inc. is dated April 9, 2020 and should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the periods ended February 29, 2020 and the 2019 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2019 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us,” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A include, but are not limited to statements related to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

Shaw Communications Inc.

•	the expected number of retail outlets;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•

the expected impact of changes in laws, regulations, decisions by regulators, or other actions by governments or regulators on the Company’s business, operations, and/or financial performance or the markets in which the Company operates;

•	the expected impact of any emergency measures implemented by any government;

•	timing of new product and service launches;

•

the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the expected growth in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	the anticipated annual cost reductions related to the Voluntary Departure Program (“VDP”) (including reductions in operating and capital expenditures) and the timing of realization thereof;

•	the impact that employee exits will have on Shaw’s business operations;

•	the outcome of the total business transformation (“TBT”) initiative and the total savings at completion;

•	the expansion and growth of the Company’s business and operations and other goals and plans; and

•	the expected impact of the recent oil price collapse and the COVID-19 pandemic.

All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. Given the impact of the recent oil price declines and the changing circumstances surrounding the COVID-19 pandemic and the related response from the Company, governments (federal, provincial and municipal), regulatory authorities, businesses and customers, there is inherently more uncertainty associated with the Company’s assumptions as compared to prior periods. These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic conditions, which includes the impact on the economy and financial markets of: (i) fluctuations in the price of oil, and (ii) the COVID-19 pandemic and other health risks;

•	the impact of (i) fluctuations in the price of oil, and (ii) the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources and/or financial results;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in Wireless handset sales;

•	pricing, usage and churn rates;

•	availability of equipment and devices;

•	content and equipment costs;

•	the completion of proposed transactions;

•	industry structure, conditions and stability;

Shaw Communications Inc.

•	regulation, legislation or other actions by governments or regulators;

•	the implementation of any emergency measures by governments (and its impact or projected impact on the Company’s business);

•	access to key suppliers and third-party service providers and their goods and services required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	retention of key employees;

•

the Company being able to successfully deploy: (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•

the TBT initiative yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) realizing the expected cost savings;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;

•	the Company being able to gain access to sufficient retail distribution channels;

•	the Company being able to access the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the integration of acquisitions.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•

changes in general economic, market and business conditions including the impact of: (i) fluctuations in the price of oil, and (ii) the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources, and/or financial results;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	changes in laws, regulations and decisions by regulators, or other actions by governments or regulators, that affect the Company or the markets in which it operates;

•	any emergency measures implemented by any government;

•	technology, privacy, cyber security and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete capital and other projects by the completion date;

•	the Company’s ability to grow subscribers;

•	the Company’s ability to grow market share;

•	the Company’s ability to close any transactions;

•	the Company’s ability to have the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•

the Company’s ability to access key suppliers and third-party service providers and their goods and services required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

Shaw Communications Inc.

•

the Company’s ability to complete the deployment of: (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	technology, privacy, cyber security, and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this MD&A under the heading “Risks and Uncertainties” and in the MD&A for the year ended August 31, 2019 under the heading “Known events, Trends, Risks, and Uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook.” Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance, and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form, is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including adjusted EBITDA, free cash flow, and the net debt leverage ratio.

Shaw Communications Inc.

Introduction

After undergoing a period of significant and transformational change, our focus has shifted to driving operational efficiency and executing on our strategic priorities through the delivery of an exceptional customer experience and a more agile operating model. Our strategic priorities include growing our wireless and broadband customers, identifying sustainable cost savings in our core Wireline business, and making the appropriate investments to capitalize on future growth.

With the substantial completion of our Total Business Transformation (“TBT”) initiative, we continue on our journey to become an agile, lean and digital-first organization that is focused on providing a seamless connectivity experience that meets the needs of its customers now and into the future. Our second quarter performance reflects our continued focus on execution, delivering stable Wireline results and sustained Wireless growth, supported by underlying networks that continue to prove their worth. Thanks to the vision and truly unique culture created by JR Shaw, who passed away March 23, 2020, we have been successful because we built networks and we care deeply for our employees and our customers.

The economic environment of our operating footprint is being significantly challenged by the recent commodity price pressure as well as the COVID-19 pandemic. Developments in March and April 2020 regarding the COVID-19 pandemic have resulted in a substantive shift in management’s focus towards ensuring the continued safety of our people, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations.

We remain focused on maintaining our wireless and wireline networks as well as the key business operations required to continue to provide connectivity services to our customers. We also called into action our robust business continuity plan in the early stages of this crisis, allowing us to quickly enable a significant portion of our employee base to work from the safety of their own homes and temporarily closed retail locations nationally (with the exception of a limited number of street front stores that remain open to provide urgent customer support). We continue to have an open dialogue with public safety and government officials at all levels, as well as key suppliers, partners, and customers.

As an emerging risk, the duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions, the Company’s business continuity plan and other mitigating measures. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Wireless

We continue to make significant progress in our Wireless business and have firmly established Freedom Mobile as the industry innovator and recognized champion of wireless affordability for Canadians. Through years of thoughtful and strategic capital investing, we continue to expand and improve our facilities-based wireless network to meet the evolving needs of our customers and continue to fuel Freedom Mobile’s momentum. Our footprint now covers over 18 million people in some of Canada’s largest urban centres, or almost half of the Canadian population.

Shaw Communications Inc.

In the second quarter of fiscal 2020, Freedom Mobile added approximately 54,000 new postpaid customers, building its wireless subscriber base to nearly 1.8 million customers. This positive subscriber momentum is attributable to the continued success of our Big Gig data plans, including the Big Gig Unlimited and Absolute Zero campaigns, all of which continue to attract high quality customers to Freedom Mobile. Our Wireless service is accessible to more Canadians through over 700 national retail as well as our existing corporate and dealer store network. On March 15, 2020, we announced the temporary closure of our retail locations nationally (with the exception of a certain number of street front stores that remain open to provide urgent customer support), as a response to the threat of the COVID-19 virus. Our customers can also continue to order Freedom Mobile services from select dealer locations and national retail partners by phone or through on-line platforms.

Supporting our Wireless revenue growth are the significant investments in our network and customer service capabilities. We are executing on our operating plan to improve our network and deploy spectrum in the most efficient way. Wireless network investments to improve the customer experience continued to be a priority, including the deployment of 700 MHz spectrum. Remaining Ontario markets are on track to be finalized by the end of fiscal 2020. While the network enhancements have contributed to a trend of improving postpaid churn results, the increased competitive activity, including the launch of Unlimited and other aggressive offers in the market, have resulted in postpaid churn of 1.57% in the second quarter of fiscal 2020, which is a 21-basis point increase over the previous year but in line with the first quarter of fiscal 2020 results.

The Company also continues to deploy small cell technology (low-powered wireless transmitters and receivers with a range of 100 meters to 200 meters), designed to provide network coverage to smaller areas. As tall high-power macro towers keep the network signal strong across large distances, small cells suit more densely developed areas like city centres and popular venues by providing LTE/voice-over-LTE (“VoLTE”) quality, speed, capacity and coverage improvements in these high traffic areas. These network investments support continued growth in our Wireless business by significantly enhancing the customer experience while consistently reducing churn and are the building blocks for emerging technologies, such as 5G.

Wireline

In our Wireline business, we have cemented our status as a technology leader with our BlueCurve and SmartSuite products. Throughout our digital transformation, we have made it easier to interact with our customers and to self-install our services.

Our focus remains on the execution and delivery of stable and profitable Wireline results. Through improved customer segmentation, the Company remains focused on growing Internet subscribers, primarily through two-year ValuePlans, and on attracting and retaining high quality Video subscribers, including the launch of BlueCurve Total and Freedom Home Internet in the first quarter of fiscal 2020 to address various segments of the market.

Our team is also modernizing several aspects of our operations as we work to better meet the needs of today’s customer. We are leveraging insights from data to help us better understand customer preferences and provide them with the services they want, including the Shaw BlueCurve Gateway (DOCSIS 3.1 modem), Home App, and Pods and we are shifting customer interactions to digital platforms and driving more self-help, self-install and self-service. During the second quarter of fiscal 2020, over 50% of customers elected to self-install their services. Subsequent to quarter-end, and in relation to the social distancing requirements that were enacted in response to the COVID-19 pandemic, the Company was operating an almost 100% self-install model. In addition, building on the BlueCurve Gateway modem, the Company continues to expand IPTV service, which is now largely complete.

Shaw Communications Inc.

Due to these enhancements and our focus on improving execution, our Consumer division added approximately 6,100 Internet customers in the second quarter of fiscal 2020 while Video RGU losses of approximately 19,300 in the second quarter improved from a loss of 29,000 in the prior year due primarily to increased bundling activity. Overall, the mature products within the Consumer division, including Video, Satellite, and Phone declined in the aggregate of 56,000 RGUs. As we continue our journey towards a modern Shaw, we are encouraged by the progress we have made as we improve upon the fundamentals of our Wireline business, further supporting the delivery of our broadband strategy throughout fiscal 2020.

Shaw BlueCurve is the latest way in which we are delivering more value to our customers. Our BlueCurve platform provides our customers with speed, coverage and control and is the foundation on which we will continue to introduce more innovations. Through our BlueCurve Total experience, we can more effectively differentiate ourselves from the competition and drive broadband growth, while building upon our journey to a modern Shaw.

We are capitalizing on the network investments that we have made, and continue to make, in pursuit of providing customers with an enhanced connectivity experience. Now, more than ever, Canadians and businesses alike, are depending on reliable connectivity services to remain in touch with family, friends, colleagues and customers. As we have seen an increase in network traffic, particularly in Wireline, our network performance has been exceptional. It is because of the significant facilities-based investments and strong and capable networks that operators, like Shaw, can continue to provide this critical service and quickly adapt to the changing needs of our customers.

Our Wireline Business division contributed solid results, leveraging our SmartSuite products that deliver enterprise-grade services to small and medium size businesses. Our SmartSuite products can scale to larger businesses, giving us opportunities to deliver services across Canada. Shaw Business also provides download speeds of up to one gigabit, which will help customers keep up with the demands of their growing businesses. Shaw Business increased its top-line revenue by 4.3% year-over-year to $144 million in the quarter, or approximately 5%, excluding the effect of prior year revenue from the Calgary1 Data Centre sold on August 1, 2019.

As previously disclosed, beginning September 1, 2019 Wholesale Third Party Internet Access (“TPIA”) Services and Broadcast Services, which were previously reported under Business revenue, are now reported under Consumer.

Fiscal 2020

Our year-to-date operational performance has been solid, and we continue to have significant financial flexibility and liquidity through our balance sheet strength and available credit. As we continue to monitor and factor in the various assumptions and expected impacts on our business from COVID-19 and the recent oil price challenges, we have now taken a more cautious and prudent view of our expected performance in fiscal 2020 but are confident in our ability to deliver on free cash flow substantially in line with targets for this year. We have a great set of assets and under the leadership of Paul McAleese, President of Shaw Communications, we will continue our focus on execution, and on ensuring that we provide our customers with fast and reliable connectivity services that they depend on.

Shaw Communications Inc.

Selected financial and operational highlights

Basis of presentation

Fiscal 2020 results are reported in accordance with the newly adopted IFRS 16, Leases (“IFRS 16”). Supplementary information is provided in “Accounting Standards”, reflecting the previous leases policy and the changes from the adoption of the new standard. The adoption of IFRS 16 had a significant effect on our reported results. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under International Accounting Standard (IAS) 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the impacted balance sheet accounts as at September 1, 2019.

In conjunction with the adoption of IFRS 16, we also updated certain of our non-IFRS and additional GAAP measures including renaming the previously disclosed “Operating income before restructuring costs and amortization” measure as “Adjusted EBITDA” to better align with language used by various stakeholders of the Company. We also amended our free cash flow definition to reflect the impact of IFRS 16 to account for lease payments that are no longer classified as operating expenses under the new standard. See the definitions and discussion under “Non-IFRS and additional GAAP measures” for more details.

Financial Highlights

	Three months ended			Six months ended
(millions of Canadian dollars except per share amounts)	February 29, 2020	February 28, 2019	Change %	February 29, 2020	February 28, 2019	Change %
Operations:
Revenue	1,363	1,315	3.7	2,746	2,669	2.9
Adjusted EBITDA(1)(2)	600	548	9.5	1,188	1,092	8.8
Adjusted EBITDA margin(1)(2)	44.0%	41.7%	5.5	43.3%	40.9%	5.9
Funds flow from continuing operations(3)	496	443	12.0	946	881	7.4
Free cash flow(1)	191	159	20.1	374	322	16.1
Net income(2)	167	154	8.4	329	339	(2.9)
Per share data:
Earnings per share
Basic and diluted	0.32	0.30		0.63	0.66
Weighted average participating shares for basic earnings per share outstanding during period (millions)	516	510		517	509

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards.”
(3)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Key Performance Drivers

Shaw measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers—Statistical Measures” in the 2019 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with IFRS, should not be considered alternatives to revenue, net income or any other measure of performance under IFRS and may not be comparable to similar measures presented by other issuers.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change Three months ended		Change Six months ended
	February 29, 2020	August 31, 2019	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Wireline – Consumer
Video – Cable	1,445,113	1,478,371	(19,310)	(28,953)	(33,258)	(52,721)
Video – Satellite	658,137	703,223	(13,211)	(9,627)	(45,086)	(38,520)
Internet	1,923,423	1,911,703	6,072	11,105	11,720	16,711
Phone	718,020	767,745	(23,547)	(20,916)	(49,725)	(36,873)

Total Consumer	4,744,693	4,861,042	(49,996)	(48,391)	(116,349)	(111,403)

Wireline – Business
Video – Cable	40,686	41,843	(2,779)	(1,465)	(1,157)	(1,719)
Video – Satellite	39,088	35,656	1,099	830	3,432	1,388
Internet	174,042	173,686	(338)	(1,440)	356	(192)
Phone	385,196	379,434	1,509	5,836	5,762	14,485

Total Business	639,012	630,619	(509)	3,761	8,393	13,962

Total Wireline	5,383,705	5,491,661	(50,505)	(44,630)	(107,956)	(97,441)

Wireless
Postpaid	1,434,982	1,313,828	54,289	64,670	121,154	150,737
Prepaid	332,173	344,357	(3,230)	(16,887)	(12,184)	(37,339)

Total Wireless	1,767,155	1,658,185	51,059	47,783	108,970	113,398

Total Subscribers	7,150,860	7,149,846	554	3,153	1,014	15,957

In Wireless, the Company continued to add subscribers, adding a net combined 51,059 postpaid and prepaid subscribers in the quarter, consisting of 54,289 postpaid additions offset by 3,230 prepaid losses. The increase in the postpaid subscriber base reflects continued customer demand for the Big Gig data centric and Absolute Zero pricing and packaging options. The decrease in the prepaid customer base reflects higher churn due to increased competitive activity.

Wireline RGUs decreased by 50,505 compared to a 44,630 RGU loss in the second quarter of fiscal 2019. The current quarter includes growth in Consumer Internet RGUs of approximately 6,072 whereas the mature products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 56,068 RGUs. Through the launch of BlueCurve Total and Freedom Home Internet, the Company continues to improve its customer segmentation and remains focused on growing Internet subscribers, primarily through two-year ValuePlans, and on attracting and retaining high quality Video subscribers.

Shaw Communications Inc.

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.57% in the second quarter of fiscal 2020 compares to 1.36% in the second quarter of fiscal 2019 as a result of the aggressive competitive and promotional offers available in the market during the quarter, particularly in December 2019.

Wireless average billing per subscriber unit (“ABPU”)

Wireless average billing per subscriber per month (“ABPU”) is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding the allocation of the device subsidy attributable to service revenue under IFRS 15) plus the monthly re-payments of the outstanding device balance owing from customers on contract, divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $43.84 in the second quarter of fiscal 2020 compares to $41.05 in the second quarter of fiscal 2019, representing an increase of 6.8%. ABPU growth reflects the increased number of customers that are subscribing to higher value service plans and reflecting the success of Absolute Zero, as more customers acquired devices through Freedom Mobile.

Wireless average revenue per subscriber unit (“ARPU”)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $38.45 in the second quarter of fiscal 2020 compares to $37.28 in the second quarter of fiscal 2019, representing an increase of 3.1%. ARPU growth reflects the increased number of customers that are subscribing to higher value service plans.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations”. Highlights of the consolidated second quarter financial results are as follows:

Revenue

Revenue for the second quarter of fiscal 2020 of $1.36 billion increased $48 million or 3.7% from $1.32 billion for the second quarter of fiscal 2019, highlighted by the following:

•

The year-over-year increase in revenue was primarily due to a $56 million or 22.8% increase in the Wireless division. Higher service revenues contributed an incremental $33 million to consolidated revenue, while equipment revenue increased $23 million or 29.5% compared to the first quarter of fiscal 2019.

•

The Business division contributed $6 million or 4.3% growth over the first quarter of fiscal 2019 reflecting continued Internet revenue growth and demand for our SmartSuite products. Excluding the effect of the disposal of the Calgary1 Data Centre on August 1, 2019, Business revenue increased approximately 5% year-over-year.

•

Consumer division revenue for the quarter decreased $14 million or 1.5% compared to the second quarter of fiscal 2019 as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

Compared to the first quarter of fiscal 2020, consolidated revenue for the quarter decreased 1.4% or $20 million. The decrease in revenue over the prior quarter primarily relates to a $21 million decrease in equipment revenue in the Wireless division and a $4 million decrease in Wireline revenues partially offset by a $5 million increase in service revenue in the Wireless division and higher ABPU (up from $43.60 in the first quarter of fiscal 2020 to $43.84 in the current quarter). ARPU decreased quarter over quarter (down from $38.76 in the first quarter of fiscal 2020 to $38.45 in the current quarter) mainly as a result of increased promotional activity and lower prepaid data plans.

Revenue for the six-month period ended February 29, 2020 of $2.75 billion increased $77 million or 2.9% from $2.67 billion for the comparable period in fiscal 2019.

•

The year-over-year improvement in revenue was primarily due to the Wireless division contributing revenues of $620 million, an increase of $102 million or 19.7% compared to the comparable six-month period of fiscal 2019.

•	The Business division contributed $11 million or 4.0% to the consolidated revenue improvements for the six-month period driven primarily by customer growth.

•

Consumer division revenues decreased $35 million or 1.9% compared to the comparable six-month period of fiscal 2019 as growth in Internet revenues were fully offset by declines in Video, Satellite and Phone subscribers and revenues.

Adjusted EBITDA

Adjusted EBITDA for the second quarter of fiscal 2020 of $600 million increased by $52 million or 9.5% from $548 million for the second quarter of fiscal 2019, highlighted by the following:

•

The year-over-year improvement in the Wireless division of $30 million, or 58.8%, reflects an increase in underlying performance of $9 million, or 17.6%, and an increase of $21 million, or 41.2%, relating to the impact of the adoption of IFRS 16.

•

The year-over-year increase in the Wireline division of $22 million, or 4.4%, reflects a $20 million, or 4.0% improvement due to the impact of the adoption of IFRS 16 while underlying performance was comparable with the prior year.

Shaw Communications Inc.

Adjusted EBITDA margin for the second quarter of 44.0% increased 230-basis points compared to 41.7% in the second quarter of fiscal 2019. Excluding the impact of IFRS 16, adjusted EBITDA margin of 41.0% would have decreased 70-basis points in comparison.

Compared to the first quarter of fiscal 2020, adjusted EBITDA for the current quarter increased $12 million, or 2.0%, primarily due to a $10 million increase in the Wireless division as a result of higher service revenues and an increase in margins due to lower equipment sales.

For the six-month period ended February 29, 2020, adjusted EBITDA of $1.2 billion increased $96 million or 8.8% from $1.1 billion for the comparable prior year period.

•

Wireless adjusted EBITDA for the six-month period increased $57 million or 60.0% over the comparable period and reflects an increase in underlying performance of $19 million, or 20.0%, and an increase of $38 million, or 40.0%, relating to the impact of the adoption of IFRS 16.

•

Wireline adjusted EBITDA for the six-month period increased $39 million or 3.9% over the comparable period and reflects an increase of $41 million, or 4.1%, relating to the impact of the adoption of IFRS 16 while the underlying performance was comparable with the prior year.

Free cash flow

Free cash flow for the second quarter of fiscal 2020 of $191 million increased $32 million from $159 million in the second quarter of fiscal 2019, mainly due to a $12 million decrease in interest on debt, lower cash taxes and higher adjusted EBITDA. The $52 million increase in adjusted EBITDA was partially offset by the $27 million increase in payments relating to lease liabilities and the additional $11 million in interest on lease liabilities recorded in the quarter, all of which reflect the impact of the adoption of IFRS 16.

Net income (loss)

Net income of $167 million and $329 million for the three and six months ended February 29, 2020, respectively, compared to a net income of $154 million and $339 million for the same periods in fiscal 2019. The changes in net income are outlined in the following table:

	February 29, 2020 net income compared to:
	Three months ended		Six months ended
(millions of Canadian dollars)	November 30, 2019	February 28, 2019	February 28, 2019
Increased adjusted EBITDA(1)(2)	12	52	96
Decreased restructuring costs	—	—	1
Decreased (increased) amortization (2)	3	(37)	(78)
Change in net other costs and revenue(2)(3)	(13)	(18)	(52)
Decreased income taxes	3	16	23

	5	13	(10)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”
(2)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while comparative Fiscal 2019 figures do not. See “Accounting Standards”
(3)

Net other costs and revenue include equity income (loss) of an associate or joint venture, business acquisition costs, accretion of long-term liabilities and provisions, interest, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income

The $52 million and $96 million increase in adjusted EBITDA for the three and six months ended February 29, 2020 respectively, relative to the comparable periods in fiscal 2019, primarily reflects the impact of the adoption of IFRS 16 and is partially offset by an increase in amortization, which reflects an additional $35 million and $70 million, respectively, in amortization related to the newly recognized right of use assets under IFRS 16, and the increase in other costs in the current periods, which reflects an additional $11 million and $22 million, respectively, in interest related to the newly recognized lease liabilities under IFRS 16.

Shaw Communications Inc.

Outlook

Recent developments regarding the COVID-19 pandemic have resulted in a substantive shift in management’s focus towards ensuring the continued safety of our people, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. However, due to the speed with which the situation is developing and the uncertainty of its magnitude, outcome and duration, in addition to the recent commodity price challenges, our current estimates of our operational and financial results are subject to a significantly higher degree of uncertainty. Consumer behaviors could change materially, including the potential downward migration of services, acceleration of cord-cutting and the ability to pay their bills, due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, who are also particularly vulnerable to the economic impacts of commodity price challenges and COVID-19, including mandated closures or further social distancing restrictions.

Accordingly, the impact on our operations and financial results could be materially different than expected and therefore, considering this unprecedented and uncertain environment, the Company is withdrawing its previously issued fiscal 2020 guidance. We believe our business and networks provide critical and essential services to Canadians and will remain resilient in this environment. Management continues to actively monitor the impacts to the business and make the appropriate adjustments to operating and capital expenditures to reflect the continuously evolving environment. In fiscal 2020, the Company now expects to deliver adjusted EBITDA growth (pre and post IFRS 16) and free cash flow is expected to be substantially in line with our previous guidance, which is supportive of our current dividend levels. Out of an abundance of caution and considering the emphasis on preserving a strong liquidity position in these uncertain times, the Company is also announcing the suspension of any additional share repurchases under its NCIB.

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to revenue, net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Shaw Communications Inc.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) (previously referred to as “Operating income before restructuring costs and amortization”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, equity income/loss of an associate or joint venture, amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business.

	Three months ended		Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Operating income(1)	300	284	585	565
Add back (deduct):
Restructuring costs	—	—	—	1
Amortization:
Deferred equipment revenue	(5)	(5)	(9)	(11)
Deferred equipment costs	17	21	35	45
Property, plant and equipment, intangibles and other(1)	288	248	577	492

Adjusted EBITDA	600	548	1,188	1,092

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”

Adjusted EBITDA margin

Adjusted EBITDA margin (previously referred to as “Operating margin”) is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Three months ended			Six months ended
	February 29, 2020	February 28, 2019	Change %(1)	February 29, 2020	February 28, 2019	Change %(1)
Wireline	48.8%	46.4%	5.2	48.6%	46.3%	5.0
Wireless	26.8%	20.7%	29.5	24.5%	18.3%	33.9

Combined Wireline and Wireless	44.0%	41.7%	5.5	43.3%	40.9%	5.9

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”

Net debt leverage ratio

The Company uses this ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

In conjunction with the adoption of IFRS 16, we have amended our definition of free cash flow to remove the increase to adjusted EBITDA attributable to IFRS 16 to ensure a consistent focus on free cash flow generation.

Free cash flow is comprised of adjusted EBITDA, adding dividends from equity accounted associates, changes in receivable related balances with respect to wireline customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities and

Shaw Communications Inc.

payments relating to lease liabilities, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including adjusted EBITDA continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow is calculated as follows:

	Three months ended				Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	Change %		February 29, 2020	February 28, 2019	Change %
Revenue
Consumer	919	933		(1.5)	1,843	1,878		(1.9)
Business	144	138		4.3	287	276		4.0

Wireline	1,063	1,071		(0.7)	2,130	2,154		(1.1)
Service	201	168		19.6	397	334		18.9
Equipment	101	78		29.5	223	184		21.2

Wireless	302	246		22.8	620	518		19.7

	1,365	1,317		3.6	2,750	2,672		2.9
Intersegment eliminations	(2)	(2)		—	(4)	(3)		33.3

	1,363	1,315		3.7	2,746	2,669		2.9

Adjusted EBITDA(1)(3)
Wireline	519	497		4.4	1,036	997		3.9
Wireless	81	51		58.8	152	95		60.0

	600	548		9.5	1,188	1,092		8.8

Capital expenditures and equipment costs (net):(2)
Wireline	223	195		14.4	428	400		7.0
Wireless	53	84		(36.9)	108	150		(28.0)

	276	279		(1.1)	536	550		(2.5)

Free cash flow before the following	324	269		20.4	652	542		20.3
Less:
Interest on debt	(56)	(68)		(17.6)	(114)	(130)		(12.3)
Interest on lease liabilities(3)	(11)	—	>	(100.0)	(22)	—	>	(100.0)
Cash taxes	(41)	(50)		(18.0)	(83)	(100)		(17.0)
Lease payments relating to lease liabilities(3)	(27)	—	>	(100.0)	(57)	—	>	(100.0)
Other adjustments:
Dividends from equity accounted associates	—	5		(100.0)	—	5		(100.0)
Non-cash share-based compensation	1	1		–	1	2		(50.0)
Pension adjustment	3	3		–	1	6		(83.3)
Customer equipment financing	—	1		(100.0)	—	1		(100.0)
Preferred share dividends	(2)	(2)		—	(4)	(4)		–

Free cash flow	191	159		20.1	374	322		16.1

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements
(3)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	Change %	February 29, 2020	February 28, 2019	Change %
Consumer(1)	919	933	(1.5)	1,843	1,878	(1.9)
Business(1)	144	138	4.3	287	276	4.0

Wireline revenue	1,063	1,071	(0.7)	2,130	2,154	(1.1)
Adjusted EBITDA(2)(3)	519	497	4.4	1,036	997	3.9

Adjusted EBITDA margin(2)(3)	48.8%	46.4%	5.2	48.6%	46.3%	5.0

(1)

As a result of a realignment of management responsibilities, revenues relating to the Wholesale TPIA Services and Broadcast Services operations, previously reported under the Business division are now reported as part of the Consumer division. Fiscal 2019 results have been restated to reflect this change.

(2)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”
(3)	See definitions and discussion under “Non-IFRS and additional GAAP measures”

In the second quarter of fiscal 2020, Wireline RGUs decreased by 50,505 compared to a 44,630 RGU loss in the second quarter of fiscal 2019. The current quarter includes growth in Consumer Internet RGUs of 6,072 whereas the mature products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 56,068 RGUs. Through the launch of BlueCurve Total and Freedom Home Internet, the Company continues to improve its customer segmentation and remains focused on growing Internet subscribers, primarily through two-year ValuePlans, and on attracting and retaining high quality Video subscribers.

Revenue highlights include:

•

Consumer revenue for the second quarter of fiscal 2020 decreased by $14 million or 1.5%, compared to the second quarter of fiscal 2019 as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

◾	As compared to the first quarter of fiscal 2020, the current quarter revenue decreased by $5 million or 0.5%.

•

Business revenue of $144 million for the second quarter of fiscal 2020 was up $6 million or 4.3% over the second quarter of fiscal 2019, reflecting continued Internet revenue growth and demand for the SmartSuite of business products. Excluding the effect of the disposal of the Calgary1 Data Centre on August 1, 2019, Business revenue increased approximately 5% year-over-year.

◾	As compared to the first quarter of fiscal 2020, the current quarter revenue increased $1 million or 0.7%.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA for the second quarter of fiscal 2020 of $519 million increased 4.4% or $22 million from $497 million in the second quarter of fiscal 2019. The increase primarily reflects the impact of the adoption of IFRS 16, which contributed $20 million, or 4.0%, to the increase while underlying performance was comparable with the prior year.

◾	As compared to the first quarter of fiscal 2020, Wireline adjusted EBITDA for the current quarter increased by $2 million, or 0.4%.

Shaw Communications Inc.

Wireless

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	Change %	February 29, 2020	February 28, 2019	Change %
Service	201	168	19.6	397	334	18.9
Equipment and other	101	78	29.5	223	184	21.2

Wireless revenue	302	246	22.8	620	518	19.7
Adjusted EBITDA(1)(2)	81	51	58.8	152	95	60.0

Adjusted EBITDA margin(1)(2)	26.8%	20.7%	29.5	24.5%	18.3%	33.9

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures”

The Wireless division added 51,059 RGUs in the second quarter of fiscal 2020 as compared to 47,783 RGUs gained in the second quarter of fiscal 2019. The net additions in the quarter consisted of 54,289 postpaid additions offset by 3,230 prepaid losses. The increase in the postpaid subscriber base reflects continued customer demand for the Big Gig data centric and Absolute Zero pricing and packaging options. The decrease in the prepaid customer base reflects higher churn due to increased competitive activity.

Revenue highlights include:

•

Revenue of $302 million for the second quarter of fiscal 2020 increased $56 million or 22.8% over the second quarter of fiscal 2019. The increase was driven mainly by higher service revenues which contributed an incremental $33 million or 19.6% to consolidated revenue primarily due to higher postpaid RGUs and a 6.8% and 3.1% year-over-year increase in ABPU to $43.84 and ARPU to $38.45, respectively. Equipment revenue also increased $23 million or 29.5% over the previous year.

◾

As compared to the first quarter of fiscal 2020, the current quarter revenue decreased $16 million or 5.0% due to lower equipment sales of $21 million offset by $5 million in higher service revenues, while ABPU increased by $0.24 or 0.6% (ABPU of $43.60 in the first quarter of fiscal 2020), and ARPU decreased by $0.31 or 0.8% (ARPU of $38.76 in the first quarter of fiscal 2020).

Adjusted EBITDA highlights include:

•

Adjusted EBITDA of $81 million for the second quarter of fiscal 2020 improved by $30 million, or 58.8% over the second quarter of fiscal 2019. The increase reflects the impact of the adoption of IFRS 16, which contributed $21 million, or 41.2%, to the increase while the remaining increase was mainly due to postpaid RGU growth and the 3.1% increase in ARPU.

◾

As compared to the first quarter of fiscal 2020, adjusted EBITDA for the current quarter increased $10 million or 14.1%, mainly as a result of higher service revenues and an increase in margins due to lower equipment sales.

Shaw Communications Inc.

Capital expenditures and equipment costs

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	Change %	February 29, 2020	February 28, 2019	Change %
Wireline
New housing development	31	33	(6.1)	66	63	4.8
Success-based	67	57	17.5	129	126	2.4
Upgrades and enhancements	82	93	(11.8)	162	158	2.5
Replacement	7	6	16.7	15	11	36.4
Building and other	36	6	>100.0	56	42	33.3

Total as per Note 3 to the unaudited interim consolidated financial statements	223	195	14.4	428	400	7.0

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	53	84	(36.9)	108	150	(28.0)

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	276	279	(1.1)	536	550	(2.5)

In the second quarter of fiscal 2020, capital investment of $276 million decreased $3 million from the comparable period in fiscal 2019. Total Wireline capital spending of $223 million increased by approximately $28 million compared with the prior year period. Wireless spending decreased by approximately $31 million year-over-year primarily due to the timing of expenditures and lower planned investment in the quarter.

Wireline highlights include:

•

For the quarter, investment in combined upgrades, enhancements and replacement categories was $89 million, a $10 million or 10.1% decrease over the prior year driven by lower planned Wireline spend on system network infrastructure for the period.

•	Investments in new housing development was $31 million, a $2 million or 6.1% decrease over the prior year.

•	Success-based capital for the quarter of $67 million was $10 million higher than the second quarter of fiscal 2019 primarily due to higher equipment purchases in the period.

•

Investments in buildings and other in the amount of $36 million was $30 million higher year-over year primarily related to higher corporate related costs in the current period as well as the impact of proceeds on disposal of corporate assets received in the comparable period.

Wireless highlights include:

•

Capital investment of $53 million in the second quarter decreased relative to the second quarter of fiscal 2019 by $31 million, primarily due to the planned decrease in Wireless spending in the current year. In fiscal 2020, the Company continues to focus on investment in the Wireless network and infrastructure, specifically the deployment of 700 MHz spectrum, LTE and small cells as well as enhancements to the back-office systems, including the billing system and digital transformation projects.

Shaw Communications Inc.

Supplementary quarterly financial information
Quarter	Revenue	Adjusted EBITDA(2)	Net income (loss) attributable to equity shareholders	Net income (loss)(3)	Basic and Diluted earnings (loss) per share
(millions of Canadian dollars except per share amounts)
2020
Second(1)	1,363	600	167	167	0.32
First(1)	1,383	588	162	162	0.31
2019
Fourth	1,349	534	165	165	0.31
Third	1,322	528	226	228	0.44
Second	1,315	548	154	154	0.30
First	1,354	544	186	186	0.36
2018
Fourth	1,326	556	196	196	0.38
Third	1,289	538	(99)	(99)	(0.20)

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2018 and Fiscal 2019 figures do not. See “Accounting Standards”
(2)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(3)	Net income attributable to both equity shareholders and non-controlling interests

F20 Q2 vs F20 Q1	In the second quarter of fiscal 2020, net income increased $5 million compared to the first quarter of fiscal 2020 mainly due to a $13 million decrease in current taxes, a $12 million increase in adjusted EBITDA and a $3 million decrease in interest expense all in the second quarter, partially offset by a $17 million payment related to the early redemption of $800 million in senior notes and a $10 million increase in deferred taxes, also in the second quarter.

F20 Q1 vs F19 Q4	In the first quarter of fiscal 2020, net income decreased $3 million compared to the fourth quarter of fiscal 2019 mainly due to a $23 million decrease in deferred taxes in the first quarter. This was partially offset by a $7 million increase in current taxes in the first quarter as well as the net impact of the adoption of IFRS 16 which resulted in a decrease to operating, general and administrative costs that was more than offset by increases to amortization of property, plant and equipment, intangibles and other and interest expense.

F19 Q4 vs F19 Q3	In the fourth quarter of fiscal 2019, net income decreased $63 million compared to the third quarter of fiscal 2019 mainly due to a $21 million increase in current taxes in the fourth quarter, a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment, and the $102 million impact of a tax rate change on deferred taxes partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus all recorded in the third quarter.

F19 Q3 vs F19 Q2	In the third quarter of fiscal 2019, net income increased $74 million compared to the second quarter of fiscal 2019 mainly due to a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes partially offset by a $109 million loss on the disposal of the Company’s investment in Corus all recorded in the third quarter.

F19 Q2 vs F19 Q1	In the second quarter of fiscal 2019, net income decreased $32 million compared to the first quarter of fiscal 2019 mainly due to a $20 million decrease in equity income related to the Company’s investment in Corus in the quarter and higher income taxes.

Shaw Communications Inc.

F19 Q1 vs F18 Q4	In the first quarter of fiscal 2019, net income decreased $10 million compared to the fourth quarter of fiscal 2018 mainly due to a $12 million decrease in adjusted EBITDA and a decrease in other gains mainly related to a $16 million gain on the sale of certain wireless spectrum licences in the fourth quarter of fiscal 2018. These decreases were partially offset by a $10 million increase in equity income related to the Company’s investment in Corus in the first quarter.

F18 Q4 vs F18 Q3	In the fourth quarter of fiscal 2018, net income improved by $295 million compared to the third quarter of fiscal 2018 primarily due to an impairment charge of $284 million related to the Company’s equity investment in Corus recorded in the third quarter.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. For the six months ended February 29, 2020, no additional restructuring charges related to the Company’s TBT initiative have been recorded, although a total of $437 million has been recorded since the beginning of the program in March 2018, of which $386 million has been paid up to and including February 29, 2020.

As a first step in the TBT, the VDP was offered to eligible employees in the second quarter of fiscal 2018. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package, representing approximately 25% of all employees at that time. In fiscal 2019, approximately 90 employees either rescinded their acceptance of the VDP package with the approval of the Company or declined their package in order to expedite their departure date.

In the second quarter of fiscal 2020, approximately 260 employees exited the Company, bringing the total number of employees who have departed under the VDP to approximately 2,950 employees or 94% of the eligible employees that accepted the VDP package. On March 5, 2020, the Company announced the substantial completion of the TBT initiative.

Amortization

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	Change %	February 29, 2020	February 28, 2019	Change %
Amortization revenue (expense)
Deferred equipment revenue	5	5	—	9	11	(18.2)
Deferred equipment costs	(17)	(21)	(19.0)	(35)	(45)	(22.2)
Property, plant and equipment, intangibles and other(1)	(288)	(248)	16.1	(577)	(492)	17.3

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”

Amortization of property, plant and equipment, intangibles and other increased 16.1% and 17.3% for the three and six months ended February 29, 2020. The increase in amortization reflects the impact of the adoption of IFRS 16 which resulted in an additional $35 million and $70 million, respectively, in amortization related to the newly recognized right of use assets as well as the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Shaw Communications Inc.

Amortization of financing costs and interest expense

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	Change %	February 29, 2020	February 28, 2019	Change %
Amortization of financing costs - long-term debt	1	—	100.0	2	1	100.0
Interest expense(1)	68	68	—	139	130	6.9

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”

Interest expense for the three and six months ended February 29, 2020, reflects the impact of the adoption of IFRS 16, which resulted in an additional $11 million and $22 million, respectively, in interest expense related to lease liabilities, fully and partially offset, respectively, by the lower average outstanding debt balances in the period.

Equity income of an associate

For the three and six months ended February 29, 2020, the Company recorded equity income of $nil, compared to equity income of $3 million and $26 million for the comparable period which related to its equity interest in Corus. The Company disposed of 100% of its equity interest in Corus on May 31, 2019.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current quarter, this amount also includes $17 million in make whole premiums associated with the early redemption of $800 million in senior notes. Refer to “Liquidity and Capital Resources” for additional details.

Income taxes

Income taxes are lower in the quarter compared to the second quarter of fiscal 2019 mainly due to miscellaneous tax adjustments.

Shaw Communications Inc.

Financial position

Effective September 1, 2019, the Company adopted IFRS 16 and IFRIC 23 and has not restated comparatives for fiscal 2019. For the purposes of this analysis, the Company will therefore use September 1, 2019 figures for comparative purposes. See “Accounting Standards” for more information.

Total assets were $15.6 billion at February 29, 2020, compared to $17.0 billion at September 1, 2019. The following is a discussion of significant changes in the consolidated statement of financial position since September 1, 2019.

Current assets decreased $1.39 billion primarily due to decreases in cash of $1.40 billion, inventories of $16 million and other current assets of $7 million. These decreases were partially offset by increases in accounts receivable of $13 million and current portion of contract assets of $22 million. Cash decreased primarily due to the repayment of $1.25 billion of senior notes and other financing activities as well as cash outlays for investing activities partially offset by funds flow from operations. Refer to “Liquidity and capital resources” for more information.

The current portion of contract assets increased over the period mainly due to an increase in Wireless subscribers participating in the Company’s discretionary wireless handset discount program, MyTab. Under IFRS 15, the portion of this discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $24 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the quarter.

Current liabilities decreased $1.33 billion during the period primarily due to a decrease in the current portion of long-term debt of $1.25 billion due to the repayment of senior notes in October 2019, a decrease in accounts payable and accrued liabilities of $150 million, a decrease in current provisions of $86 million, a decrease in income taxes payable of $44 million and a $20 million decrease in the current portion of contract liabilities. This was partially offset by an increase in short-term borrowings of $215 million.

Accounts payable and accruals decreased due to the timing of payment and fluctuations in various payables including capital expenditures, interest and programming costs. The decrease in current provisions was mainly due to the payment of restructuring costs related to the TBT. In connection with the VDP, the Company recorded a total of $437 million in restructuring charges in fiscal 2018 and 2019 primarily related to severance and other related costs, of which $386 million has been paid, $51 million is included in current provisions and $nil is included in long-term provisions.

Short-term borrowings increased due to the draw of an additional $160 million under the Company’s accounts receivable securitization program as well as a draw of $55 million on the Company’s $1.5 billion credit facility.

Shareholders’ equity decreased $50 million mainly due to a decrease in retained earnings. Retained earnings decreased as the current period income of $329 million was more than fully offset by dividends of $309 million and shares repurchased under the normal course issuer bid (“NCIB”) program of $70 million. Share capital increased $8 million due to the issuance of 1,686,227 Class B Non-Voting Shares under the Company’s stock option plan and Dividend Reinvestment Plan (“DRIP”). This was partially offset by the impact of 3,964,730 shares that were repurchased under the terms of the Company’s NCIB program. Accumulated other comprehensive loss increased $5 million due to the re-measurement recorded on employee benefit plans.

Shaw Communications Inc.

As at March 31, 2020, there were 491,029,720 Class B Non-Voting Shares, 10,012,393 Series A Shares, 1,987,607 Series B Shares and 22,372,064 Class A Shares issued and outstanding. As at March 31, 2020, 7,869,647 Class B Non-Voting Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Liquidity and capital resources

In the six-month period ended February 29, 2020, the Company generated $374 million of free cash flow. Shaw used its free cash flow along with cash of $1.4 billion, $160 million net proceeds from its accounts receivable securitization program, $55 million in cash draws under its credit facility, and proceeds from the issuance of Class B Non-Voting Shares of $5 million to fund the net working capital change of $218 million, pay common share dividends of $269 million, repay at maturity $1.25 billion 5.65% senior notes, repurchase $105 million in shares under the Company’s NCIB program, and pay $91 million in restructuring costs.

Debt structure and financial policy

The Company issued Class B Non-Voting Shares from treasury under its DRIP and incremental Class B Non-Voting Shares of $37 million during the six-month period ending February 29, 2020. On October 25, 2019, and in accordance with the terms of its DRIP, the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Non-Voting Shares on the open market. In addition, the Company reduced its discount from 2% to 0% for the Class B Non-Voting Shares delivered under the DRIP. These changes to the DRIP were first applied to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at February 29, 2020, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at February 29, 2020). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of our other assets.

As at February 29, 2020, the net debt leverage ratio for the Company was 2.5x. Considering the prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.5x to 3.0x would be optimal leverage for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Shares in the event that pricing levels were to drop precipitously. This target was updated from 2.0x to 2.5x in November 2019 based on the expected impact of IFRS 16.

Shaw Communications Inc.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	February 29, 2020	August 31, 2019(3)
Short-term borrowings	255	40
Current portion of long-term debt	1	1,251
Current portion of lease liabilities	114	—
Long-term debt	4,050	4,057
Lease liabilities	1,191	—
50% of outstanding preferred shares	147	147
Cash	(47)	(1,446)

(A) Net debt(2)	5,711	4,049

Adjusted EBITDA	2,250	2,154
Corus dividends	5	10

(B) Adjusted EBITDA including Corus dividends(2)	2,255	2,164

(A/B) Net debt leverage ratio	2.5x	1.9x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures, provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)

These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

(3)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not. See “Accounting Standards”.

On October 29, 2019, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to establish a NCIB program. The program commenced on November 1, 2019 and will remain in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,758,127 Class B Non-Voting Shares representing 5% of all of the issued and outstanding Class B Non-Voting Shares as at October 18, 2019.

During the six months ended February 29, 2020, the Company has purchased 3,964,730 Class B Non-Voting Shares for cancellation for a total cost of approximately $105 million under the NCIB. From March 1, 2020 to March 31, 2020, the Company purchased an additional 1,191,173 Class B Non-Voting Shares for cancellation for a total cost of approximately $25 million under the NCIB. On April 9, 2020 the Company announced the suspension of share repurchases under its NCIB.

On October 1, 2019, the Company repaid the $1.25 billion of 5.65% senior notes at maturity with cash on hand.

On December 9, 2019 the Company issued $800 million of senior notes, comprised of $500 million principal amount of 3.30% senior notes due 2029 and $300 million principal amount of $4.25% senior notes due 2049. The net proceeds of the offering of $792 million, along with cash on hand, were used to fund the redemption of the $500 million principal amount of 5.50% senior notes due 2020 and the $300 million principal amount of 3.15% senior notes due 2021 as noted below.

On December 24, 2019, the Company redeemed the $500 million principal amount of 5.50% senior notes due December 7, 2020 and the $300 million principal amount of 3.15% senior notes due February 19, 2021. In conjunction with the redemption, the Company paid make whole premiums of $17 million and accrued interest of $5 million. The Company has no senior note maturities until November 2023.

Shaw Communications Inc.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

	Covenant as at February 29, 2020	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	1.97:1	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	9.65:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at February 29, 2020, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations, and working capital requirements, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

As at February 29, 2020, the Company had $47 million of cash on hand and had drawn $55 million under its $1.5 billion bank credit facility. Subsequent to February 29, 2020, the Company drew an additional $200 million under its credit facility to add to its existing cash balance as at February 29, 2020.

On December 12, 2019, the Company drew an additional $80 million under its accounts receivable securitization program, bringing the total amount drawn under the program to $200 million. The program is now fully drawn.

Cash Flow

Operating Activities

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	Change %	February 29, 2020	February 28, 2019	Change %
Funds flow from operations	496	443	12.0	946	881	7.4
Net change in non-cash balances related to operations	(135)	(33)	>(100.0)	(246)	(180)	(36.7)

	361	410	(12.0)	700	701	(0.1)

For the three months ended February 29, 2020, funds flow from operating activities increased over the comparable period in fiscal 2019 primarily due to an increase in the funds flow from operations which reflects the impact of the adoption of IFRS 16 where payments related to lease liabilities are reflected under financing activities for the current period and an increase in the net change in non-cash balances related to operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Shaw Communications Inc.

Investing Activities

	Three months ended			Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	Increase	February 29, 2020	February 28, 2019	Decrease
Cash used in investing activities	(294)	(233)	61	(604)	(612)	(8)

For the three months ended February 29, 2020, the cash used in investing activities increased over the comparable period in fiscal 2019 due primarily to higher net additions of property, plant and equipment, as well as other intangibles during the current period.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended		Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Increase in short-term borrowings	135	—	215	—
Issuance of long-term debt	800	—	800	1,000
Repayment of long-term debt	(818)	—	(2,068)	—
Bank facility arrangement costs	(9)	—	(10)	(9)
Payment of lease liabilities	(27)	—	(57)	—
Issue of Class B Non-Voting Shares	2	21	5	23
Purchase of Class B Non-Voting Shares for cancellation	(80)	—	(105)	—
Dividends paid on Class A Shares and Class B Non-Voting Shares	(153)	(97)	(269)	(195)
Dividends paid on Preferred Shares	(2)	(2)	(4)	(4)
Payment of distributions to non-controlling interests	—	—	(2)	—

	(152)	(78)	(1,495)	815

The increase in the payment of lease liabilities for the three months ended February 29, 2020 reflects the impact of the adoption of IFRS 16 in the current year with these outflows reflected in operating activities in fiscal 2019. See “Accounting standards” for further detail.

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2019 and February 29, 2020.

Accounting standards

The MD&A included in the Company’s August 31, 2019 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s MD&A for the year ended August 31, 2019. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

a) New accounting standards

We adopted the following new accounting standards effective September 1, 2019.

•	IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16

Shaw Communications Inc.

removes the classification of leases as either operating leases or finance leases, instead requiring that leases be capitalized by recognizing the present value of the lease payments and showing them as lease assets (right-of-use assets) and representing the right to use the underlying leased asset. If lease payments are made over time, the Company would recognize a lease liability representing its obligation to make future lease payments. Certain short-term leases (less than 12 months) and leases of low value may be exempted from the requirements and may continue to be treated as operating leases if certain elections are made. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As a result of adopting IFRS 16, the Company recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position as well as a decrease to operating costs, as a result of removing the lease expense, an increase to depreciation and amortization, due to the depreciation of the right-of-use asset, and an increase to finance costs, due to the accretion of the lease liability. Relative to the results of applying the previous standard, although actual cash flows are unaffected, the Company’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities.

Implementation

We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented are not restated. We recognized lease liabilities at September 1, 2019 for leases previously classified as operating leases, measured at the present-value of the lease payments using our incremental borrowing rate at that date, with the corresponding right-of-use asset generally measured at an equal amount, adjusted for any prepaid or accrued rent outstanding as at August 31, 2019.

As permitted by IFRS 16, we applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16 including the following:

•

not separate fixed non-lease components from lease components for certain classes of underlying assets. Each lease component and any associated non-lease components will be accounted for as a single lease component;

•	apply a single discount rate to a portfolio of leases with similar characteristics;

•	exclude initial direct costs from measuring the right-of-use asset as at September 1, 2019; and

•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options.

On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect these recognition exemptions on a class-by-class basis for new classes and on a lease-by-lease basis, respectively, in the future.

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16. The Company is currently assessing the impact of this interpretation on its financial statements.

There was no significant impact for contracts in which we are the lessor.

•

IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It was required to be applied for annual periods commencing January 1, 2019, which for the Company was the annual period commencing September 1, 2019. The cumulative effect of

Shaw Communications Inc.

the initial application of the new standard has been reflected as an adjustment to retained earnings at September 1, 2019. Refer to “Transition adjustments” below for details.

b)	Transition adjustments

Below is the effect of transition to IFRS 16 and the adoption of IFRIC 23 on our condensed consolidated Statement of Financial Position as at September 1, 2019.

(millions of Canadian dollars)	As reported as at August 31, 2019	Effect of IFRS 16 transition	Effect of IFRIC 23 transition	Subsequent to transition as at September 1, 2019
ASSETS
Current
Cash	1,446	—	—	1,446
Accounts receivable	287	—	—	287
Inventories	86	—	—	86
Other current assets	291	(16)	—	275
Current portion of contract assets	106	—	—	106

	2,216	(16)	—	2,200
Investments and other assets	37	—	—	37
Property, plant and equipment	4,883	1,338	—	6,221
Other long-term assets	195	—	—	195
Deferred income tax assets	4	—	—	4
Intangibles	7,979	—	—	7,979
Goodwill	280	—	—	280
Contract assets	52	—	—	52

	15,646	1,322	—	16,968
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	40	—	—	40
Accounts payable and accrued liabilities	1,015	—	—	1,015
Provisions	224	—	(5)	219
Income taxes payable	82	—	(11)	71
Current portion of contract liabilities	223	—	—	223
Current portion of long-term debt	1,251	—	—	1,251
Current portion of lease liabilities	—	113	—	113

	2,835	113	(16)	2,932
Long-term debt	4,057	—	—	4,057
Lease liabilities	—	1,211	—	1,211
Other long-term liabilities	75	(2)	—	73
Provisions	79	—	—	79
Deferred credits	425	—	—	425
Contract liabilities	15	—	—	15
Deferred income tax liabilities	1,875	—	38	1,913

	9,361	1,322	22	10,705
Shareholders’ equity
Common and preferred shareholders	6,282	—	(22)	6,260
Non-controlling interests in subsidiaries	3	—	—	3

	6,285	—	(22)	6,263

	15,646	1,322	—	16,968

Shaw Communications Inc.

Prior to adopting IFRS 16, our total minimum operating lease commitments as at August 31, 2019 was $919 million. The weighted average discount rate applied to the total lease liabilities was 3.50% at September 1, 2019. The difference between the total of the minimum lease payments set out in Note 27 in our 2019 Audited Financial Statements and the total lease liability recognized on transition was a result of:

•	the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at August 31, 2019;

•	the effect of discounting on the minimum lease payments; and

•

certain costs to which we are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate.

c)	Fiscal 2019 Accounting Policies Updated for IFRS 16

Leases

The following accounting policy applies as of September 1, 2019 following the adoption of IFRS 16. Prior to September 1, 2019, IAS 17 was applied as disclosed in the Company’s 2019 annual consolidated financial statements, as permitted by transition provisions of IFRS 16.

Leases are typically entered into for network infrastructure and equipment, including transponders, and land and buildings relating to the Company’s wireless and wireline networks, office space and retail stores. At inception of a contract, the Company assesses whether the contract contains a lease. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	the contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the identified asset.

Lease liabilities are initially measured at the present value of future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. A single incremental borrowing rate is applied to a portfolio of leases with similar characteristics.

Lease payments included in the measurement of the lease liability are comprised of:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or rate;

•	Amounts expected to be payable under a residual value guarantee; and

•	Payments relating to purchase options and renewal option periods that are reasonably certain to be exercised, or periods subject to termination options that are not reasonably certain to be exercised.

The initial lease term included in the measurement of the lease liability is comprised of:

•	The non-cancellable period of the lease;

•	Periods covered by options to extend the lease, where the Company is reasonably certain to exercise the option; and

•	Periods covered by options to terminate the lease, where the Company is reasonably certain not to exercise the option.

Lease liabilities are subsequently measured at amortized cost. Lease liabilities are remeasured when there is a lease modification, and a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to

Shaw Communications Inc.

zero. The interest expense for lease liabilities is recorded in Interest expense in the Consolidated Statements of Income.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating, general and administrative expenses in the period in which the event or condition that triggers those payments occurs.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, plus an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Company presents right-of-use assets in Property, plant and equipment.

If we obtain ownership of the leased asset by the end of the lease term or the costs of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life or the end of the lease term. Right-of-use assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements on the related lease liability. The depreciation charge for right-of-use assets is recorded in Amortization – Property, plant and equipment.

Significant Judgments and Estimates

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of right-of-use assets. These include determining whether a contract contains a lease, determining the contract term, including whether or not to exercise renewal or termination options, and determining the interest rate used for discounting future cash flows.

Related party transactions

The Company’s transactions with related parties are discussed in its MD&A for the year ended August 31, 2019 under “Related Party Transactions” and under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2019.

There has been no material change in the Company’s transactions with related parties between August 31, 2019 and February 29, 2020.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2019 and February 29, 2020. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s MD&A for the year ended August 31, 2019 and the section entitled “Financial Instruments” under Note 30 of the Consolidated Financial Statements of the Company for the year ended August 31, 2019.

Shaw Communications Inc.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (“ICFR”), are discussed in the Company’s MD&A for the year ended August 31, 2019 under “Certification.” Other than the items described below, there have been no changes in the Company’s ICFR in fiscal 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

On September 1, 2019, the Company adopted IFRS 16 Leases and implemented a new lease accounting system that enabled it to comply with the IFRS 16 requirements. As a result, certain additions and modifications have been made to the Company’s ICFR. Notably, the Company has:

•	updated its policies and procedures related to leases; and

•	implemented controls surrounding the recently implemented lease accounting system to ensure the inputs, processes, and outputs are accurate.

We continue to review the design of these controls and do not expect significant changes to our ICFR due to the adoption of the new standard in fiscal 2020.

In response to the COVID-19 pandemic, several social distancing measures taken by the Company and third parties are reasonably likely to impact the design and performance of internal controls at the Company and its service organizations if such measures remain in place for an extended period of time. The Company will continue to monitor and mitigate the risks associated with changes to its control environment in response to COVID-19.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2019 under “Known Events, Trends, Risks and Uncertainties”.

Coronavirus (COVID-19)

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to contain the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing and the closure of non-essential businesses, have caused material disruption to businesses in Canada and globally which has resulted in an uncertain and challenging economic environment.

Global debt and equity capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

As an emerging risk, the duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

The following risks and uncertainties disclosed in our August 31, 2019 MD&A could be particularly exacerbated by extraordinary externalities such as the COVID-19 pandemic and the recent commodity price challenges, including, risks described under “Impact of Regulation”, “Customer Experience”, “Network Failure”, “Information Systems and Internal Business Processes”, “Cybersecurity Risks”, “Reliance on

Shaw Communications Inc.

Suppliers and Third Party Service Providers”, “Economic Conditions” and “Interest Rates, Foreign Exchange and Capital Markets” Such risks include, but are not limited to:

(a)

uncertainty associated with the costs and availability of resources required to provide the appropriate/required levels of service to our customers through our on-line platforms, self-help and self-install programs;

(b)

a material reduction in demand for, or profitability of, our products or services, acceleration in cord cutting or cord shaving by our customers, or increase in delinquent or unpaid bills, due to job losses and associated financial hardship;

(c)

issues delivering the Company’s products and services due to illness, Company or government imposed isolation programs, restrictions on the movement of personnel, retail store closures and supply chain disruptions;

(d)

significant additional capital expenditures and the availability of resources required to maintain, upgrade or expand our networks in order to accommodate substantially increased network usage while large numbers of our customers continue working from home;

(e)	uncertainty associated with costs, delays and availability of resources required to complete major maintenance and expansion projects on time and budget;

(f)

significant lost revenue in our Shaw Business segment due to the significant economic challenges that our enterprise, small and medium sized business customers are facing due to the impact of the COVID-19 pandemic and oil price challenges;

(g)	the impact of additional legislation, regulation and other government interventions in response to the COVID-19 pandemic;

(h)	the negative impact on global debt and equity capital markets, including the trading price of the Company’s securities; and

(i)	ability to access capital markets at a reasonable cost.

Any of these risks, and others, could have a material adverse effect on our business, operations, capital resources and/or financial results of operations.

Developments in March and April 2020 regarding the COVID-19 pandemic have resulted in a substantive shift in management’s focus towards ensuring the continued safety of our people, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations.

We remain focused on delivering our wireless and wireline networks as well as the key business operations required to ensure we can continue to provide connectivity services to our customers. We also called into action our robust business continuity plan in the early stages of this crisis, allowing us to quickly restrict business travel, enable a significant portion of our employee base to work from the safety of their own homes and temporarily closed retail locations nationally (with the exception of a limited number of street front stores that remain open to provide urgent customer support). The Company has taken steps, including the use of multi-factor authentication, to ensure that employees working from home are accessing Company networks in a secure manner. The Company is updating employees on a frequent basis to provide information on the situation and on necessary precautions to take. We continue to have an open dialogue with public safety and government officials at all levels, as well as key suppliers, partners, and customers.

Shaw Communications Inc.

Government regulations and regulatory developments

See our MD&A in the Annual Report for the year ended August 31, 2019 for a discussion of the significant regulations that affected our operations as of November 27, 2019. The following is a list of the significant regulatory developments since that date.

Broadcasting Act

Licensing and Ownership

On August 31, 2018, the Company submitted renewal applications for its Direct-to-Home Undertaking and its Satellite Relay Distribution Undertaking licences. On November 29, 2019 the Commission renewed both licences for 7-year terms ending on August 31, 2026.

Legislative Changes and Other Government Actions

On December 13, 2019, the Federal Government issued Ministerial mandate letters. The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry have been directed to:

•	“modernize the Broadcasting Act and Telecommunications Act, examining how best to support Canadian content in English and French […]”; and

•

“introduce legislation by the end of 2020 that will take appropriate measures to ensure that all content providers, including internet giants, offer meaningful levels of Canadian content in their catalogues, contribute to the creation of Canadian content in both Official Languages, promote this content and make it easily accessible on their platforms.”

On January 29, 2020, the Broadcasting and Telecommunications Legislative Review (“BTLR”) Panel released its final report to the Federal Government, including recommendations for modernizing Canada’s Broadcasting Act, Telecommunications Act, and Radiocommunication Act. With respect to the Broadcasting Act, the BTLR Panel recommended maintaining the existing 5% levy on the broadcast distribution undertakings, or BDUs’, revenues to support the production of Canadian content, while introducing an expanded regulatory regime, in which, inter alia, new categories of online digital media offerings would become subject to regulatory obligations and Canadian contribution requirements. Although the BTLR and the BTLR Panel were instituted at the request of the Federal Government, the BTLR Panel was independent of the Federal Government and its recommendations may or may not be reflected in any legislative reform pursuant to the Ministerial mandates.

The fulfillment of the foregoing Ministerial mandates, whether they implement BTLR recommendations or implement other changes to Canada’s broadcasting system, could lead to legislative changes and the introduction of new regulatory measures that result in new costs and fees payable by the Company in connection with its provision of digital media services, new competition in the provision of broadcasting distribution services, and/or negative impacts to the Company’s revenues from broadcasting.

Telecommunications Act

Legislative Changes

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry were directed, pursuant to mandate letters issued December 13, 2019, to “modernize the Broadcasting Act and Telecommunications Act [as noted above], examining how best to […] ensure quality affordable internet, mobile and media access.” The Minister of Innovation, Science and Industry was also directed to reduce mobile prices by 25% within two years, and failing that, to further expand mobile virtual network operators

Shaw Communications Inc.

(“MVNOs”) in Canada and the Canadian Radio-television and Telecommunications Commission’s (“CRTC” or the “Commission”) mandate on affordable pricing. In accordance with this mandate, on March 5, 2020, the Minister of Innovation, Science and Industry announced the expectation that the national carriers (Bell Canada, Rogers Communications Canada and TELUS Communications) reduce their prices for mid-range data plans (2-6 GB) by 25% over the next two years, and indicated that if “these targets are not met within two years, the Federal Government will take action with other regulatory tools to further increase competition and help reduce prices.”

In the BTLR Panel’s final report, issued on January 29, 2020, the Panel made recommendations that may lead to increased regulatory oversight of retail and wholesale telecommunications services with an emphasis on affordable access to advanced networks. If adopted, the BTLR Panel’s recommendations could result in new regulatory obligations applicable to the Company’s wireless or wireline services. Other recommendations may benefit the Company, including increased CRTC oversight of access to provincial and municipal support structure and passive infrastructure.

Implementation of the foregoing Ministerial mandates, whether or not in reliance upon the recommendations of the BTLR Panel, could result in: the introduction of new regulatory measures that negatively impact the business practices of the Company, our ability to serve customers and related costs; and/or negative impacts on the Company’s revenues and competitiveness in the wireless and wireline market.

CRTC Mobile Wireless Review

In February 2020, the CRTC held the oral hearing in its review of the regulatory framework for mobile wireless services. In this proceeding, the Commission is reviewing competition in the retail market, including potential regulatory intervention, such as new retail policies and mandated low-cost data-only plans, and wholesale wireless regulation, including wholesale access for MVNOs. Due to the COVID-19 pandemic, the deadline to file final submissions has been delayed until further notice.

The CRTC’s determinations in this proceeding could negatively impact the Company’s revenues, growth prospects, and operational flexibility.

CRTC Review of Barriers to Broadband Deployment

On December 10, 2019, the Commission initiated a review to examine “potential barriers and/or regulatory solutions to building new facilities or interconnecting to existing facilities in order to extend broadband-capable networks more efficiently into underserved areas […].” The Commission specifically requested comments on barriers such as access to affordable transport services and efficient use of support structures; how and to what extent these barriers are preventing carriers from extending transport networks and offering services in underserved regions; and proposals on potential regulatory measures to address the barriers. The introduction of regulatory requirements applicable to the provision of wholesale transport services in rural or remote areas could negatively impact the Company’s revenues.

CRTC Third Party Internet Access Regime

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set Shaw’s final wholesale high-speed access (“HSA”) service rates. The final rates are significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. On December 13, 2019, Shaw, jointly with other cable companies (the “Cable Carriers”) filed an application with the CRTC to review and vary the rate-setting methodology and the resulting rates, as well as the requirement to make retroactive payments.

Any of the following developments could significantly reduce the amount that Shaw can charge for aggregated HSA service and negatively impact Shaw’s broadband wireline revenues and its ability to compete with Resellers and other facilities-based HSA providers: a decision by the Federal Court of Appeal

Shaw Communications Inc.

to uphold the Order in a form that is substantially unvaried; a refusal by Cabinet to order a variance, rescission or reconsideration of the Order; and any variance or reconsideration of the Order by the CRTC, or lack thereof, that does not result in substantial changes to the Order.

On March 3, 2020, the Commission initiated a proceeding to examine wholesale HSA tariff provisions that differentiate between residential and business end-users. This proceeding is expected to focus on existing tariff provisions that place restrictions or limitations on Resellers based on market segmentation between residential and business end-users. The Company’s tariffs do not limit or restrict reselling to business end-users. There is no material risk to the Company unless this proceeding is expanded in scope beyond addressing inconsistent provisions and language in wholesale HSA service providers’ respective tariff pages.

Radiocommunication Act

The Minister of Innovation, Science and Industry has also been mandated to award “spectrum access based on commitments towards consumer choice, affordability and broad access.” While the mandate letter also requires the Minister to “reserve space for new entrants”, any legislative development or policy decision or change that prevents the Company from obtaining new or additional spectrum licences or renewing existing spectrum licences could negatively impact the Company’s ability to compete in the wireless market.

3500 MHz Spectrum Auction

On March 5, 2020, the Minister of Innovation, Science and Industry released the decision on the 3500 MHz spectrum auction framework, following consultations that took place last year. In addition to setting the rules for the auction and the conditions governing the licences that will be issued following the auction process, the framework establishes a 50 MHz set-aside for eligible bidders in all areas where sufficient 3500 MHz spectrum is available. Bidding in the auction is scheduled to begin December 15, 2020, with applications and deposits due on October 15, 2020.

Copyright Act

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry have been directed, pursuant to their mandate letters issued December 13, 2019, to work together in reviewing the Copyright Act. Any amendments to the Copyright Act that modify the terms and conditions applicable to the use of content, including new rights and/or the scope of flexibility pursuant to exceptions under the Copyright Act, could create increased fees and negatively impact the business practices of the Company, as well as the ability to serve our customers.

Personal Information Protection and Electronic Documents Act (“PIPEDA”) and Canadian Anti-Spam Legislation (“CASL”)

In June 2018, the Government initiated a National Digital and Data Consultation. This led to the Government’s publication, in May 2019, of a principles-based Digital Charter and a consultation to modernize PIPEDA.

The Minister of Canadian Heritage; the Minister of Innovation, Science and Industry; and the Minister of Justice and Attorney General of Canada, have been directed, pursuant to their mandate letters issued December 13, 2019, to “advance Canada’s Digital Charter and enhanced powers for the Privacy Commissioner in order to establish a new set of online rights” related to collection, use and storage of personal data. The Minister of Innovation, Science and Industry, with the support of the Minister of Canadian Heritage, has also been mandated to enact new legislation to “better protect people’s personal data and encourage greater competition in the digital marketplace”, with regulations overseen by a newly created Data Commissioner.

Shaw Communications Inc.

These processes could lead to changes to privacy law and regulation that increase privacy-related measures with which the Company is required to comply and, in so doing could: result in new costs payable by the Company; impede the Company’s ability to provide services efficiently to its customers; and expose the Company to increased penalties and claims in connection with any non-compliance.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	February 29, 2020	August 31, 2019
ASSETS
Current
Cash	47	1,446
Accounts receivable	300	287
Inventories	70	86
Other current assets [note 4]	268	291
Current portion of contract assets [note 11]	128	106

	813	2,216
Investments and other assets [note 15]	42	37
Property, plant and equipment	6,197	4,883
Other long-term assets	205	195
Deferred income tax assets	1	4
Intangibles	7,975	7,979
Goodwill	280	280
Contract assets [note 11]	76	52

	15,589	15,646

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 6]	255	40
Accounts payable and accrued liabilities	865	1,015
Provisions [note 7]	133	224
Income taxes payable	27	82
Current portion of contract liabilities [note 11]	203	223
Current portion of long-term debt [notes 8 and 15]	1	1,251
Current portion of lease liabilities [notes 2 and 5]	114	—

	1,598	2,835
Long-term debt [notes 8 and 15]	4,050	4,057
Lease liabilities [notes 2 and 5]	1,191	—
Other long-term liabilities	82	75
Provisions [note 7]	81	79
Deferred credits	416	425
Contract liabilities [note 11]	15	15
Deferred income tax liabilities	1,943	1,875

	9,376	9,361
Shareholders’ equity [notes 9 and 13]
Common and preferred shareholders	6,213	6,282
Non-controlling interests in subsidiaries	—	3

	6,213	6,285

	15,589	15,646

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Revenue [notes 3 and 11]	1,363	1,315	2,746	2,669
Operating, general and administrative expenses [note 12]	(763)	(767)	(1,558)	(1,577)
Restructuring costs [notes 7 and 12]	—	—	—	(1)
Amortization:
Deferred equipment revenue	5	5	9	11
Deferred equipment costs	(17)	(21)	(35)	(45)
Property, plant and equipment, intangibles and other	(288)	(248)	(577)	(492)

Operating income	300	284	585	565
Amortization of financing costs – long-term debt	(1)	—	(2)	(1)
Interest expense	(68)	(68)	(139)	(130)
Equity income of an associate or joint venture	—	3	—	26
Other losses	(19)	(4)	(22)	(5)

Income before income taxes	212	215	422	455
Current income tax expense [note 3]	23	42	59	77
Deferred income tax expense	22	19	34	39

Net income	167	154	329	339

Net income attributable to:
Equity shareholders	167	154	329	339

Earnings per share: [note 10]
Basic and diluted	0.32	0.30	0.63	0.66

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Net income	167	154	329	339
Other comprehensive income [note 13]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	—	1
Adjustment for hedged items recognized in the period	—	(1)	—	(1)
Share of other comprehensive loss of associates	—	(7)	—	(6)

	—	(8)	—	(6)
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	(10)	(9)	(5)	—

	(10)	(17)	(5)	(6)

Comprehensive income	157	137	324	333

Comprehensive income attributable to:
Equity shareholders	157	137	324	333

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Six months ended February 29, 2020

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
September 1, 2019, as previously reported	4,605	26	1,745	(94)	6,282	3	6,285
Transition adjustments - IFRIC 23 [note 2]	—	—	(22)	—	(22)	—	(22)

Restated balance as at September 1, 2019	4,605	26	1,723	(94)	6,260	3	6,263
Net income	—	—	329	—	329	—	329
Other comprehensive income	—	—	—	(5)	(5)	—	(5)

Comprehensive income	—	—	329	(5)	324	—	324
Dividends	—	—	(272)	—	(272)	—	(272)
Dividend reinvestment plan	37	—	(37)	—	—	—	—
Distributions declared to non-controlling interest	—	—	—	—	—	(3)	(3)
Shares issued under stock option plan	6	(1)	—	—	5	—	5
Shares repurchased [note 9]	(35)	—	(70)	—	(105)	—	(105)
Share-based compensation	—	1	—	—	1	—	1

Balance as at February 29, 2020	4,613	26	1,673	(99)	6,213	—	6,213

Six months ended February 28, 2019

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
Balance as at September 1, 2018	4,349	27	1,632	(39)	5,969	1	5,970
Net income	—	—	339	—	339	—	339
Other comprehensive income	—	—	—	(6)	(6)	—	(6)

Comprehensive income	—	—	339	(6)	333	—	333
Dividends	—	—	(200)	—	(200)	—	(200)
Dividend reinvestment plan	107	—	(107)	—	—	—	—
Shares issued under stock option plan	26	(4)	—	—	22	—	22
Share-based compensation	—	2	—	—	2	—	2

Balance as at February 28, 2019	4,482	25	1,664	(45)	6,126	1	6,127

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
OPERATING ACTIVITIES
Funds flow from continuing operations [note 14]	496	443	946	881
Net change in non-cash balances	(135)	(33)	(246)	(180)

	361	410	700	701

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(248)	(220)	(518)	(556)
Additions to equipment costs (net) [note 3]	(7)	(10)	(18)	(19)
Additions to other intangibles [note 3]	(36)	(19)	(64)	(53)
Net additions to investments and other assets	(4)	3	(5)	3
Proceeds on disposal of property, plant and equipment	1	13	1	13

	(294)	(233)	(604)	(612)

FINANCING ACTIVITIES
Increase in short-term borrowings	135	—	215	—
Issuance of long-term debt	800	—	800	1,000
Repayment of long-term debt	(818)	—	(2,068)	—
Bank facility arrangement costs	(9)	—	(10)	(9)
Payment of lease liabilities	(27)	—	(57)	—
Issue of Class B Non-Voting Shares [note 9]	2	21	5	23
Purchase of Class B Non-Voting Shares for cancellation [note 9]	(80)	—	(105)	—
Dividends paid on Class A Shares and Class B Non-Voting Shares	(153)	(97)	(269)	(195)
Dividends paid on Preferred Shares	(2)	(2)	(4)	(4)
Payment of distributions to non-controlling interests	—	—	(2)	—

	(152)	(78)	(1,495)	815

Increase (decrease) in cash	(85)	99	(1,399)	904
Cash, beginning of the period	132	1,189	1,446	384

Cash, end of the period	47	1,288	47	1,288

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange (“TSXV”) and New York Stock Exchange (“NYSE”) (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE - SJR, and TSXV - SJR.A).

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and six months ended February 29, 2020 were authorized for issue by the Board of Directors on April 9, 2020.

a)	Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2019 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2019.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

b)	New accounting standards

We adopted the following new accounting standards effective September 1, 2019.

•

IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, instead requiring that leases be capitalized by recognizing the present value of the lease payments and showing them

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

as lease assets (right-of-use assets) and representing the right to use the underlying leased asset. If lease payments are made over time, the Company recognizes a lease liability representing its obligation to make future lease payments. Certain short-term leases (less than 12 months) and leases of low value may be exempted from the requirements and may continue to be treated as operating leases if certain elections are made. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As a result of adopting IFRS 16, the Company recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position as well as a decrease to operating costs, as a result of removing the lease expense, an increase to depreciation and amortization, due to the depreciation of the right-of-use asset, and an increase to finance costs, due to the accretion of the lease liability. Relative to the results of applying the previous standard, although actual cash flows are unaffected, the Company’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities.

Implementation

We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented are not restated. We recognized lease liabilities at September 1, 2019 for leases previously classified as operating leases, measured at the present-value of the lease payments using our incremental borrowing rate at that date, with the corresponding right-of-use asset generally measured at an equal amount, adjusted for any prepaid or accrued rent outstanding as at August 31, 2019.

As permitted by IFRS 16, we applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16 including the following:

•

not separate fixed non-lease components from lease components for certain classes of underlying assets. Each lease component and any associated non-lease components will be accounted for as a single lease component;

•	apply a single discount rate to a portfolio of leases with similar characteristics;

•	exclude initial direct costs from measuring the right-of-use asset as at September 1, 2019; and

•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options.

On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect these recognition exemptions on a class-by-class basis for new classes and on a lease-by-lease basis, respectively, in the future.

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16. The Company is currently assessing the impact of this interpretation on its financial.

There was no significant impact for contracts in which we are the lessor.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

•

IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. It was required to be applied for annual periods commencing January 1, 2019, which for the Company was the annual period commencing September 1, 2019. The cumulative effect of the initial application of the new standard has been reflected as an adjustment to retained earnings at September 1, 2019. Refer to “Transition adjustments” below for details.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

c)	Transition adjustments

Below is the effect of transition to IFRS 16 and the adoption of IFRIC 23 on our condensed consolidated Statement of Financial Position as at September 1, 2019.

(millions of Canadian dollars)	As reported as at August 31, 2019	Effect of IFRS 16 transition	Effect of IFRIC 23 transition	Subsequent to transition as at September 1, 2019
ASSETS
Current
Cash	1,446	—	—	1,446
Accounts receivable	287	—	—	287
Inventories	86	—	—	86
Other current assets	291	(16)	—	275
Current portion of contract assets	106	—	—	106

	2,216	(16)	—	2,200
Investments and other assets	37	—	—	37
Property, plant and equipment	4,883	1,338	—	6,221
Other long-term assets	195	—	—	195
Deferred income tax assets	4	—	—	4
Intangibles	7,979	—	—	7,979
Goodwill	280	—	—	280
Contract assets	52	—	—	52

	15,646	1,322	—	16,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	40	—	—	40
Accounts payable and accrued liabilities	1,015	—	—	1,015
Provisions	224	—	(5)	219
Income taxes payable	82	—	(11)	71
Current portion of contract liabilities	223	—	—	223
Current portion of long-term debt	1,251	—	—	1,251
Current portion of lease liabilities	—	113	—	113

	2,835	113	(16)	2,932
Long-term debt	4,057	—	—	4,057
Lease liabilities	—	1,211	—	1,211
Other long-term liabilities	75	(2)	—	73
Provisions	79	—	—	79
Deferred credits	425	—	—	425
Contract liabilities	15	—	—	15
Deferred income tax liabilities	1,875	—	38	1,913

	9,361	1,322	22	10,705
Shareholders’ equity
Common and preferred shareholders	6,282	—	(22)	6,260
Non-controlling interests in subsidiaries	3	—	—	3

	6,285	—	(22)	6,263

	15,646	1,322	—	16,968

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

Prior to adopting IFRS 16, our total minimum operating lease commitments as at August 31, 2019 was $919 million. The weighted average discount rate applied to the total lease liabilities was 3.50% at September 1, 2019. The difference between the total of the minimum lease payments set out in Note 27 in our 2019 Audited Financial Statements and the total lease liability recognized on transition was a result of:

•	the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at August 31, 2019;

•	the effect of discounting on the minimum lease payments; and

•

certain costs to which we are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate.

d)	Fiscal 2019 Accounting Policies Updated for IFRS 16

Leases

The following accounting policy applies as of September 1, 2019 following the adoption of IFRS 16. Prior to September 1, 2019, IAS 17 was applied as disclosed in the Company’s 2019 annual consolidated financial statements, as permitted by transition provisions of IFRS 16.

Leases are typically entered into for network infrastructure and equipment, including transponders, and land and buildings relating to the Company’s wireless and wireline networks, office space and retail stores. At inception of a contract, the Company assesses whether the contract contains a lease. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	the contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the identified asset.

Lease liabilities are initially measured at the present value of future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. A single incremental borrowing rate is applied to a portfolio of leases with similar characteristics.

Lease payments included in the measurement of the lease liability are comprised of:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or rate;

•	Amounts expected to be payable under a residual value guarantee; and

•	Payments relating to purchase options and renewal option periods that are reasonably certain to be exercised, or periods subject to termination options that are not reasonably certain to be exercised.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

The initial lease term included in the measurement of the lease liability is comprised of:

•	The non-cancellable period of the lease;

•	Periods covered by options to extend the lease, where the Company is reasonably certain to exercise the option; and

•	Periods covered by options to terminate the lease, where the Company is reasonably certain not to exercise the option.

Lease liabilities are subsequently measured at amortized cost. Lease liabilities are remeasured when there is a lease modification, and a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The interest expense for lease liabilities is recorded in Interest expense in the Consolidated Statements of Income.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating, general and administrative expenses in the period in which the event or condition that triggers those payments occurs.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, plus an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Company presents right-of-use assets in Property, plant and equipment.

If we obtain ownership of the leased asset by the end of the lease term or the costs of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life or the end of the lease term. Right-of-use assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements on the related lease liability. The depreciation charge for right-of-use assets is recorded in Amortization – Property, plant and equipment.

Significant Judgments and Estimates

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of right-of-use assets. These include determining whether a contract contains a lease, determining the contract term, including whether or not to exercise renewal or termination options, and determining the interest rate used for discounting future cash flows.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Chief Executive Officer, the President and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended		Six months ended
	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Revenue
Wireline	1,063	1,071	2,130	2,154
Wireless	302	246	620	518

	1,365	1,317	2,750	2,672
Intersegment eliminations	(2)	(2)	(4)	(3)

	1,363	1,315	2,746	2,669

Adjusted EBITDA(1)
Wireline	519	497	1,036	997
Wireless	81	51	152	95

	600	548	1,188	1,092
Restructuring costs	—	—	—	(1)
Amortization	(300)	(264)	(603)	(526)

Operating income	300	284	585	565

Current taxes
Operating	22	35	54	70
Other/non-operating	1	7	5	7

	23	42	59	77

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses. We previously referred to this measure as “Operating income before restructuring and amortization” but have renamed it to better align with language used by various stakeholders of the Company.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures.

	Three months ended		Six months ended
	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Capital expenditures accrual basis
Wireline	216	185	410	380
Wireless	53	84	108	150

	269	269	518	530

Equipment costs (net of revenue)
Wireline	7	10	18	20

Capital expenditures and equipment costs (net)
Wireline	223	195	428	400
Wireless	53	84	108	150

	276	279	536	550

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	248	220	518	556
Additions to equipment costs (net)	7	10	18	19
Additions to other intangibles	36	19	64	53

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	291	249	600	628
Increase/(decrease) in working capital and other liabilities related to capital expenditures	(14)	43	(63)	(66)
Decrease in customer equipment financing receivables	—	—	—	1
Less: Proceeds on disposal of property, plant and equipment	(1)	(13)	(1)	(13)

Total capital expenditures and equipment costs (net) reported by segments	276	279	536	550

4.	OTHER CURRENT ASSETS

	February 29, 2020	August 31, 2019
Prepaid expenses	86	108
Deferred commission costs(1)	61	59
Wireless handset receivables(2)	121	124

	268	291

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2019, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities for the six months ended February 29, 2020.

2020
Balance as at September 1, 2019	1,324
Net additions	38
Interest on lease liabilities	22
Interest payments on lease liabilities	(22)
Principal payments of lease liabilities	(57)
Other	—

Balance as at February 29, 2020	1,305

Current	113
Long-term	1,211

Balance as at September 1, 2019	1,324

Current	114
Long-term	1,191

Balance as at February 29, 2020	1,305

6.	SHORT-TERM BORROWINGS

	February 29, 2020	August 31, 2019
Credit facility	55	—
Accounts receivable securitization program	200	40

	255	40

During the period, the Company borrowed US$34 million (CAD$45 million) and CAD$10 million on its bank credit facility. Concurrent with the borrowings, the Company entered into a cross-currency interest rate swap to reduce the interest cost associated with the borrowings under the credit facility. This swap was not designated as a hedge for accounting purposes. Refer to Note 15 – Fair Value for additional details on this arrangement.

A summary of our accounts receivable securitization program is as follows:

	February 29, 2020	August 31, 2019
Trade accounts receivable sold to buyer as security	437	434
Short-term borrowings from buyer	(200)	(40)

Over-collateralization	237	394

	Three months ended		Six months ended
	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Accounts receivable securitization program, beginning of period	120	40	40	40
Proceeds received from accounts receivable securitization	80	—	160	—
Repayment of accounts receivable securitization	—	—	—	—

Accounts receivable securitization program, end of period	200	40	200	40

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	PROVISIONS

	Asset retirement obligations $	Restructuring (1) $	Other $	Total $
September 1, 2019, as previously reported	78	142	83	303
Transition adjustments	—	—	(5)	(5)

Restated balance as at September 1, 2019	78	142	78	298
Additions	—	—	11	11
Accretion	3	—	—	3
Reversal	—	—	(1)	(1)
Payments	—	(91)	(6)	(97)

Balance as at February 29, 2020	81	51	82	214

Current	—	141	83	224
Long-term	78	1	—	79

Balance as at August 31, 2019	78	142	83	303

Current	—	51	82	133
Long-term	81	—	—	81

Balance as at February 29, 2020	81	51	82	214

(1)

During fiscal 2018, the Company offered a voluntary departure program to a group of eligible employees as part of a total business transformation initiative. A total of $91 has been paid in fiscal 2020. The remaining costs are expected to be paid out within the next 11 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	LONG-TERM DEBT

	February 29, 2020				August 31, 2019
	Effective interest rates	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-
5.65% due October 1, 2019	5.69	—	—	—	1,250	—	1,250
5.50% due December 7, 2020	5.55	—	—	—	499	1	500
3.15% due February 19, 2021	3.17	—	—	—	299	1	300
3.80% due November 2, 2023	3.80	498	2	500	498	2	500
4.35% due January 31, 2024	4.35	498	2	500	498	2	500
3.80% due March 1, 2027	3.84	298	2	300	298	2	300
4.40% due November 2, 2028	4.40	496	4	500	496	4	500
6.75% due November 9, 2039	6.89	1,420	30	1,450	1,420	30	1,450
3.30% due December 10, 2029	3.41	495	5	500	—	—	—
4.25% due December 9, 2049	4.33	296	4	300	—	—	—

		4,001	49	4,050	5,258	42	5,300
Other
Burrard Landing Lot 2 Holdings Partnership	Various	50	—	50	50	—	50

Total consolidated debt		4,051	49	4,100	5,308	42	5,350
Less current portion(2)		1	—	1	1,251	1	1,252

		4,050	49	4,099	4,057	41	4,098

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of senior notes due October 1, 2019 and the Burrard Landing loans.

On October 1, 2019, the Company repaid $1,250 of 5.65% senior notes at their maturity.

On November 21, 2019, the Company amended the terms of its bank credit facility to extend the maturity date to December 2024. The facility can be used for working capital and general corporate purposes.

On December 9, 2019 the Company issued $800 of senior notes, comprised of $500 principal amount of 3.30% senior notes due 2029 and $300 principal amount of 4.25% senior notes due 2049. The net proceeds of the offering of $792, along with cash on hand, were used to fund the redemption of the $500 principal amount of 5.50% senior notes due 2020 and the $300 principal amount of 3.15% senior notes due 2021.

On December 24, 2019, the Company redeemed the $500 principal amount of 5.50% senior notes due December 7, 2020 and the $300 principal amount of 3.15% senior notes due February 19, 2021. In conjunction with the redemption, the Company paid make whole premiums of $17 and accrued interest of $5.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	SHARE CAPITAL

Changes in share capital during the six months ended February 29, 2020 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2019	22,372,064	2	494,389,771	4,310	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	240,733	6	—	—	—	—
Issued upon restricted share unit exercises	—	—	4,507	—	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	1,445,494	37	—	—	—	—
Shares repurchased	—	—	(3,964,730)	(35)	—	—	—	—

February 29, 2020	22,372,064	2	492,115,775	4,318	10,012,393	245	1,987,607	48

Normal Course Issuer Bid

On October 29, 2019, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to establish a normal course issuer bid (“NCIB”) program. The program commenced on November 1, 2019 and will remain in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,758,127 Class B Non-Voting Shares representing 5% of all of the issued and outstanding Class B Non-Voting Shares as at October 18, 2019.

During the six months ended February 29, 2020, the Company purchased 3,964,730 Class B Non-Voting Shares for cancellation for a total cost of approximately $105 under the NCIB. The average book value of the shares repurchased was $8.77 per share and was charged to share capital. The excess of the market price over the average book value, including transaction costs, was approximately $70 and was charged to retained earnings.

From March 1, 2020 to March 31, 2020, the Company purchased an additional 1,191,173 Class B Non-Voting Shares for cancellation for a total cost of approximately $25 under the NCIB.

Dividend Reinvestment Plan

On October 24, 2019, in accordance with the terms of our Dividend Reinvestment Plan (the “DRIP”), the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Non-Voting Shares on the open market. In addition, the Company reduced its discount from 2% to 0% for the Class B Non-Voting Shares delivered under the DRIP. These changes to the DRIP were applied to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

10.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended		Six months ended
	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Numerator for basic and diluted earnings per share ($)
Net income	167	154	329	339
Deduct: dividends on Preferred Shares	(2)	(2)	(4)	(4)

Net income attributable to common shareholders	165	152	325	335

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	516	510	517	509
Effect of dilutive securities (1)	—	—	—	—

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	516	510	517	509

Basic earnings per share ($)
Basic and diluted	0.32	0.30	0.63	0.66

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 29, 2020, 5,852,922 (February 28, 2019 – 6,232,339) and 5,719,981 (February 28, 2019 – 6,592,503) options were excluded from the diluted earnings per share calculation, respectively.

11.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
Balance as at September 1, 2019	158	238
Increase in contract assets from revenue recognized during the year	138	—
Contract assets transferred to trade receivables	(84)	—
Contract terminations transferred to trade receivables	(8)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(227)
Increase in contract liabilities during the year	—	207

Balance as at February 29, 2020	204	218

	Contract Assets	Contract Liabilities
Current	106	223
Long-term	52	15

Balance as at August 31, 2019	158	238

Current	128	203
Long-term	76	15

Balance as at February 29, 2020	204	218

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the six months ended February 29, 2020. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

Balance as at September 1, 2019	94
Additions to deferred commission cost assets	52
Amortization recognized on deferred commission cost assets	(40)

Balance as at February 29, 2020	106

Current	59
Long-term	35

Balance as at August 31, 2019	94

Current	61
Long-term	45

Balance as at February 29, 2020	106

Commission costs are amortized over a period ranging from 24 to 36 months.

Disaggregation of revenue

	Three months ended		Six months ended
	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Services
Wireline - Consumer(1)	919	933	1,843	1,878
Wireline - Business(1)	144	138	287	276
Wireless	201	168	397	334

	1,264	1,239	2,527	2,488

Equipment and other
Wireless	101	78	223	184

	101	78	223	184

Intersegment eliminations	(2)	(2)	(4)	(3)

Total revenue	1,363	1,315	2,746	2,669

(1)

As a result of a realignment of management responsibilities, revenues relating to the Wholesale TPIA Services and Broadcast Services operations, previously reported under the Business division are now reported as part of the Consumer division. Fiscal 2019 results have been restated to reflect this change.

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at February 29, 2020.

	Within 1 year	Within 2 years	Total
Wireline	2,241	958	3,199
Wireless	449	187	636

Total	2,690	1,145	3,835

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

12.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended		Six months ended
	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Employee salaries and benefits(1)	160	173	317	335
Purchase of goods and services	603	594	1,241	1,243

	763	767	1,558	1,578

(1)	For the three and six months ended February 29, 2020, employee salaries and benefits include $nil (2019—$nil) and $nil (2019—$1) in restructuring costs.

13.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended February 29, 2020 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	—
Share of other comprehensive income of associates	—	—	—

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(14)	4	(10)

	(14)	4	(10)

Components of other comprehensive income and the related income tax effects for the six months ended February 29, 2020 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	—
Adjustment for hedged items recognized in the period	—	—	—

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(7)	2	(5)

	(7)	2	(5)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2019 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Adjustment for hedged items recognized in the period	(1)	—	(1)
Share of other comprehensive income of associates	(7)	—	(7)

	(8)	—	(8)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(12)	3	(9)

	(20)	3	(17)

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2019 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	(1)	—	(1)
Share of other comprehensive income of associates	(6)	—	(6)

	(6)	—	(6)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	—	—	—

	(6)	—	(6)

Accumulated other comprehensive loss is comprised of the following:

	February 29, 2020	August 31, 2019
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	1
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(100)	(95)

	(99)	(94)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

14.	STATEMENTS OF CASH FLOWS

(i)	Funds flow from continuing operations

	Three months ended		Six months ended
	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Net income from continuing operations	167	154	329	339
Adjustments to reconcile net income to funds flow from operations:
Amortization	301	264	605	527
Deferred income tax expense	22	19	34	39
Share-based compensation	1	1	1	2
Defined benefit pension plans	3	2	1	5
Equity income of an associate or joint venture	—	(3)	—	(26)
Net change in contract asset balances	(17)	—	(45)	(10)
Other	19	6	21	5

Funds flow from continuing operations	496	443	946	881

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Interest paid	31	24	140	111
Income taxes paid (net of refunds)	68	45	102	97
Interest received	1	2	5	3

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended		Six months ended
	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	—	54	37	107

15.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

The carrying value and estimated fair value of long-term debt are as follows:

	February 29, 2020		August 31, 2019
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	4,051	4,839	5,308	6,014

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

During the quarter, the Company entered into a cross-currency interest rate swap with a member of the Company’s lending syndicate with a notional amount of $34 USD for a term of one month. The swap requires that funds are exchanged back in one month at the same terms unless both parties agree to extend

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

the swap for an additional month. By borrowing in US dollars, the Company may access lower interest rates. The swap mitigates the risk of changes in the value of the US Dollar LIBOR borrowings as it will be exchanged for the same Canadian equivalent in one month. The swap is not designated as a hedge for accounting purposes. The fair value of this cross-currency interest rate swap at February 29, 2020 is $nil and is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

16. INTANGIBLES AND GOODWILL

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2020 and the recoverable amount of the cash generating units exceeded their carrying value.

A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Cable cash generating unit as at February 1, 2020 would not result in any impairment loss. A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Satellite cash generating unit as at February 1, 2020 would not result in an impairment loss. A hypothetical decline of 10% in the recoverable amount of the Wireless generating unit as at February 1, 2020 would not result in any impairment loss.

Any changes in economic conditions since the impairment testing conducted as at February 1, 2020 do not represent events or changes in circumstance that would be indicative of impairment at February 29, 2020.

Significant estimates inherent to this analysis include discount rates and the terminal value. At February 1, 2020, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal adjusted EBITDA multiple
Cable	6.0%	0.5%	8.0x
Satellite	7.0%	-4.0%	6.7x
Wireless	7.0%	1.0%	5.3x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the second quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 29, 2020 and February 28, 2019

[all amounts in millions of Canadian dollars, except share and per share amounts]

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal adjusted EBITDA multiple
Cable	15.0%	12.5%	6.2%
Satellite	7.8%	5.5%	7.4%
Wireless	18.2%	10.1%	9.4%

17.	SUBSEQUENT EVENTS

Subsequent to February 29, 2020, the World Health Organization (WHO) declared COVID-19 a pandemic. In response to the WHO declaration and continuing spread of COVID-19, several social distancing measures taken by the Company and third parties including governments, regulatory authorities, businesses and our customers that could negatively impact the Company’s operations and financial results in future periods. Given the unprecedented and pervasive impact of changing circumstances surrounding the COVID-19 pandemic, there is inherently more uncertainty associated with our future operating assumptions and expectations as compared to prior periods. As such, it is not possible to estimate the impacts COVID-19 will have on the Company’s financial position or results of operations in future periods. While the direct impacts of COVID-19 are not determinable at this time, the Company has available liquidity of $1.5 billion and a certain degree of flexibility in its operating and investing plans to mitigate the impacts of COVID-19. Subsequent to February 29, 2020, the Company drew an additional $200 under its credit facility to add to its existing cash balance as at February 29, 2020.